Mexus Gold US

April 5, 2010

John Reynolds
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 3561
Washington , D.C. 20549

Re:          Mexus Gold US (the “Company”)
Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12,2010
Form 10-Q/A2 for the Quarter ended September 30, 2009 and filed January 12,2010
Form 10-Q for the Quarter ended December 31, 2010
Form S-8, 333-162934, filed November 6, 2009
File No.:  0-52413

Dear Mr. Reynolds:

Please allow this to respond to your comment letter dated April 2, 2010, regarding the above referenced matter.

Form 10-Q for the quarter ended December 31, 2009

Form 10-Q/A2 for the quarter ended September 30, 2009

1.           In response to your comment, we have reviewed the SEC Release Nos. 33-8587 and 34-52038 which address the issue of the definition of a “Shell Company” and the use of Form S-8 by reporting companies.  Following our review, we do not believe the Company is a “Shell Company” as defined under Rule 12b-2 of the General Rules and Regulations of the Securities Exchange Act of 1934, for the following reasons:

Rule 12b-2 defines a “Shell Company” as a company which satisfies both prongs of the following “Shell Test:”

1.  No or nominal operations; and
2.   Either:

i.              No or nominal assets;
ii.              Assets consisting solely of cash and cash equivalents; or
iii.	Assets consisting of any amount of cash and cash equivalents and other nominal assets.

In this case, Mexus Gold US clearly does not fall within the first prong of the “Shell Test” in that it has never had “no or nominal operations.”  The Company has been executing its business plan and can demonstrate operations, clients and revenues.  Although the SEC has declined to define the term “nominal,” on page 4 of the SEC release, the SEC states that “shell companies do not operate businesses” which is clearly not the case with Mexus Gold US in that it has always had operations and has received a going concern opinion from its auditors for all of the three years it has been reporting.  Because the Company does not fall within the first prong of the test, it would not be considered a “Shell Company” as such term is defined by Rule 12b-2.

Further, the Company does not meet the requirements of the second prong of the test in that the Company has never had nominal assets or assets consisting solely of cash.  For the quarter ended December 31, 2009, the Company had total assets of $205,492 which includes cash, property and equipment, idle equipment and deferred costs.  Accordingly, the Company clearly does not fall under the second prong of the test in that it has far greater than nominal assets; it has assets which do not consist of solely cash or cash equivalents; and its assets are not cash and cash equivalents and other nominal assets.

Moreover, as evidenced by the Company’s most recent annual report, the Company has an operating business with revenues of $22,605 and total operating expenses of $40,039 for a loss from operations of $20,974.  For the quarter ended June 30, 2009, the Company had revenues of $5,261 and total operating expenses of $6,394 for a loss from operations of $1,673.  For the quarter ended September 30, 2009, the Company had revenues of $4,783 and total operating expenses of $10,245 for a loss from operations of $5,462.  For the quarter ended December 31, 2009, the Company had revenues of $0 and total operating expenses of $84,241 for a loss from operations of $92,652.

Both the year ended March 31, 2009 and the quarter ended June 30, 2009, show an increase in revenues over the previous period for the prior year.  Revenues for the quarter ended September 30, 2009, were slightly lower than the previous year primarily due to discounting of stale inventory.  Revenues for the quarter ended December 31, 2009, were reduced to zero as the Company ramped up its mining operations and thus greatly increased its expenses for the quarter.

As of the quarter ended December 31, 2009, the Company had the following operating mining projects:

Ocho Hermanos

The main feature of this project is a sulfide zone composed primarily of galena with some pyrite and arsenopyrite. Above this zone there is an oxide zone composed of iron and lead oxides. Recent grab samples taken indicate that values over 5,000 grams per ton of silver were encountered. These samples may not reflect the average grade. However, grab sample results indicate silver values over 3,000 grams per ton appear to be not unusual. Gold in the samples ranged from 1 gram per ton to over 5 grams per ton.

370 Area

This zone is composed of a sedimentary sequence (limestone, quartzite, shale) intruded by dacite and diorite as well as rhyolite. The docite exhibits argillic alterations as well as silicification (quartz veins). The entire area is well oxidized on the surface. This is an area of classic disseminated low grade gold and silver mineralization. Surface grab sample assays show 0.14 grams per ton to as high as 29.490 grams per ton gold. This area is an important area for potentially defining an open pit heap leach project.

El Scorpion Project Area

This area has several shear zones and veins which show copper and gold mineralization’s. Recent assays of a 84’ drill hole shows 2,887 grams per ton to 1,139 grams per ton of copper and 3.971 grams per ton to 0.072 grams per ton of gold. Another assay of rock sample from the area shows greater than 10,000 grams per ton copper. This land form distribution appears to be snonymous to the ideal porphyry deposit at Baja La Alumbrera, Argentina.

Los Laureles

Los Laureles is a vein type deposit mainly gold with some silver and copper. Recent assays from grab samples show gold values of 67.730 grams per ton gold, 38.4 grams per ton silver, 2,800 grams per ton copper.

Nevada Property

Mexus Gold US controls Nevada Pacific Rim’s silver and gold property.  The Pacific Rim property is located in Esmeralda County, Nevada. Consisting of approximately 150 acres of patented mining claims with water rights and 22 unpatented lode claims and two mill site claims. Management believes this is a strong exploration target. To date, 51 holes have been drilled on the patented lands.  However, Mexus has not verified the authenticity of any of these representations at this time.

Cable Salvage

Mexus Gold US Cable Salvage. The company has right to salvage discarded copper cables laid by the United States Government.  Operations are expected to be concentrated from San Diego, CA to Alaska. It’s reported, but not yet verified by Mexus to date, to contain in excess of 400,000,000 pounds of salvageable copper.

Given the Company’s current business operations, the Company’s assets cannot be considered nominal and the Company has always had assets consisting of cash, receivables, property, equipment and inventory.  Therefore, the Company is not a “Shell Company” ad definded by Rule 12b-2.

Even if the Company had been a shell company at one time, which is not the case for Mexus Gold US, such “Shell” status would have been cured with the initial filing of a Form 10 and consistently filing reports for 12 months thereafter.Mexus Gold US filed its Form 10 on January 24, 2007, and has been current with its reports since that time.  Therefore, even if the Company were to have been considered a shell company in the past, such status would have ended on January 24, 2008, more than two years ago.

Finally, please note that the Company is not a development stage company and has only recently changed its business plan to that of a mining company.  The fact that the Company has changed business plans does not negate its substantial prior operating history.  Moreover, even if the Company’s new mining operations would somehow be considered as “development stage,” foot note #172 of SEC Release No. 33-8869, specifically excludes from the definition of a “Shell Company” a “development stage” or “startup company” pursuing an actual business plan such as the Company’s mining operations.

In regard to the Company’s use of the Form S-8 Registration Statement, as explained above, we do not consider the Company a shell company and, therefore, the use of Form S-8 is proper.  As set forth in General Instruction A.1 on Form S-8, use of the S-8 Registration Statement is available to:

“any registrant that, immediately prior to the time of filing a registration statement on [Form S-8], is subject to the requirement to file reports pursuant to Section 13 (15 U.S.C. 78m) or 15(d) (15 U.S.C. 78o(d)) of the Securities Exchange Act of 1934 (“Exchange Act”); has filed all reports and other materials required to be filed by such requirements during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and materials); is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 60 calendar days previously (subject to the exception in paragraph (a)(7) of this Instruction A.1.); and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 60 calendar days previously reflecting its status as an entity that is not a shell company (subject to the exception in paragraph (a)(7) of this Instruction A.1.), may use this Form for registration under the Securities Act of 1933 (“Act”) (15 U.S.C. 77a et seq.).”

Therefore, we believe that the Company meets all the requirements necessary to use Form S-8 in that it is a reporting company, has filed all required reports for the preceding 12 months, and has never been a shell company.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009.

Financial Statements, Page F-1

Condensed Balance Sheets, Page F-2

2.           Thank you for your comments regarding presentation of the amount of common stock.  The Company’s future filings will present the amount of common stock.

Statement of Changes in Stockholders’ Deficit, Page F-4

3.           Thank you for your comment regarding the reconciliation of the number of shares disclosed in the notes as compared to the financial statements.  The Company’s future filings will reconcile to the number of shares reported on the financial statements.

Item 4.  Controls and Procedures

4.           Thank you for your comments in regard to the Company’s controls and procedures.  The report contains a typographical error.  The Company’s principal executive and principal financial officer has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009.  In addition, the Company’s evaluation of its disclosure controls and procedures will be performed as of the end of each fiscal quarter.

We hope that the foregoing has been responsive to your requests.

Should you have any additional comments or questions please do not hesitate to contact the undersigned.  Thank you.

ACKNOWLEDGEMENT

Mexus Gold US (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mexus Gold US

/s/ Paul D. Thompson
__________________
Paul D. Thompson

_____________________________________________________________________________________________________________________
1805 N. Carson Street, #150 - Carson City - NV 89701